EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine announcements in the period to July 1, 2021
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June 2, 2021	Transaction in Own Shares
June 3, 2021	Transaction in Own Shares
June 4, 2021	Transaction in Own Shares
June 7, 2021	Transaction in Own Shares
June 8, 2021	Transaction in Own Shares
June 9, 2021	Transaction in Own Shares
June 10, 2021	Transaction in Own Shares
June 11, 2021	Transaction in Own Shares
June 14, 2021	Transaction in Own Shares
June 15, 2021	Transaction in Own Shares
June 16, 2021	Transaction in Own Shares
June 17, 2021	Transaction in Own Shares
June 18, 2021	Transaction in Own Shares
June 21, 2021	Transaction in Own Shares
June 22, 2021	Transaction in Own Shares
June 23, 2021	Transaction in Own Shares
June 24, 2021	Transaction in Own Shares
June 28, 2021	Transaction in Own Shares
June 29, 2021	Transaction in Own Shares
June 30, 2021	Transaction in Own Shares
July 1, 2021	Transaction in Own Shares

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